Exhibit 99.4

NICE Introduces New Process Enforcement Business Solution with Real-time
Capabilities for Ensuring Regulatory Compliance During Customer Interactions

New offering enables financial services organizations to effectively enforce adherence to regulations and policies enterprise-wide, as employees interact with customers by phone, email, chat, web and in-branch face-to-face

Ra’anana, Israel, December 07, 2010 - NICE Systems Ltd. (NASDAQ: NICE), the worldwide leader of intent-based solutions that extract insight to impact business performance, reduce financial risk and ensure safety and security, today announced the introduction of the NICE Process Enforcement business solution. The new solution provides enterprise level support for ensuring compliance in real time, in contact centers, back offices and branches. It leverages the company’s real-time decisioning technology to deliver context-sensitive instructions directly to employee desktops in real time, and ensures that such instructions are followed during every customer interaction. Thus, financial services organizations can be confident that their branch tellers and contact center agents enterprise-wide are accurately following procedures and complying with internal policies and external regulations. The result is a direct and real-time impact on employee compliance and customer service, whether the interaction is occurring by phone, email, chat, web, or face-to-face at the branch.

The NICE solution ensures process adherence through interactive, scripted workflow-based agent guidance. It presents real-time pop-ups to branch tellers and contact center agents directly at their desktops, providing step-by-step guidance on the required action. It also disables screens and fields within screens, and limits functionality until the teller or agent has completed the mandatory steps. Furthermore, if an employee performs an incorrect action, for example – approval of a credit facility above the authorized amount, it disables the currently used application and alerts the relevant supervisors. The NICE solution supports personalized guidance that is tailored specifically to an individual agent’s experience, skill set and performance ratings.

Keith Dawson, principal analyst at analyst firm Frost & Sullivan, said, “Financial services organizations such as banks and insurance companies require customer-facing personnel to adhere to a great number of processes and regulations. This is relevant when selling products and providing services such as opening new accounts, making address changes, or selecting new PINs. The room for error is great. The ramifications of such errors are financial loss, exposure to risk and customer dissatisfaction. These companies need a solution that provides real-time guidance to employees about what to do next, and which can intervene in real time to prevent them from making mistakes. A solution that can do this and which can be implemented enterprise-wide with zero down-time and no disruption to agent activity is key to effectively enforcing process adherence and regulatory compliance.”

The NICE Process Enforcement business solution seamlessly integrates with the organization’s broad variety of customer-facing business applications, operation support systems, including homegrown legacy applications, and complex back-end IT environments. It offers high scalability for enterprise-wide deployments, data security measures for protecting sensitive customer information, high redundancy for mission-critical environments, and ease of deployment.

Udi Ziv, President of the Enterprise Group at NICE said, “We are happy to introduce real-time decisioning and guidance capabilities to our broad risk and compliance offering. NICE has extensive experience in the field of regulatory compliance with the world’s top banks as customers. The new capabilities help these organizations further improve risk management and better avoid regulatory breaches.”

The NICE Enterprise offering addresses the needs of customer-centric businesses with intent-based solutions that optimize Customer Dynamics. Driven by real-time, cross-channel analytics, NICE provides solutions for increasing revenue, enhancing customer experience, improving regulatory compliance, and optimizing contact center and back office operations. NICE Enterprise solutions are implemented by contact centers of all sizes, branches, trading floors and back offices.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems mailto:galit.belkind@nice.com	+1 877 775-3896
Investors
Anat Earon-Heilborn	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems’ marks, please see: http://www.nice.com/nice-trademarks

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Ziv, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.